Exhibit 12.1
AXIS CAPITAL HOLDINGS LIMITED
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND PREFERRED DIVIDENDS

Year ended December 31,	2017	2016	2015	2014	2013

Earnings: income (loss) before income taxes	$(368,109)	$521,802	$644,659	$830,472	$734,467
Add: fixed charges	61,686	57,641	58,702	80,809	67,944
Add: amounts attributable from noncontrolling interests	—	—	—	6,181	—
Earnings (loss) for computation	$(306,423)	$579,443	$703,361	$917,462	$802,411

Assumed interest component of rent expense(1)	$8,756	$7,673	$8,793	$8,327	$8,866
Interest expense	52,930	49,968	49,909	72,482	59,078
Total fixed charges	$61,686	$57,641	$58,702	$80,809	$67,944

Ratio of earnings to fixed charges(3)	(5.0)	10.1	12.0	11.4	11.8

Preferred share dividends(2)	$46,810	$46,597	$40,069	$40,088	$40,474
Total fixed charges and preferred share dividends	$108,496	$104,238	$98,771	$120,897	$108,414

Ratio of earnings to fixed charges and preferred
share dividends (3)	(2.8)	5.6	7.1	7.6	7.4

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.

(3)
For the year ended December 31, 2017, AXIS Capital required $368,109 of additional earnings to achieve a 1:1 ratio of earnings to fixed charges and $414,919 of additional earnings to achieve a 1:1 ratio of earnings to fixed charges and preferred share dividends.